Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, June 15, 2020

Not for distribution to U.S. news wire services or dissemination in the United States.

FAIRFAX ANNOUNCES ENTERING INTO SWAP CONTRACTS
IN RESPECT OF COMMON SHARES OF ENSIGN

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has entered into, directly and through its subsidiaries, cash-settled total return swap contracts (the “Swap Contracts”) with a counterparty in respect of 4,557,600 notional common shares (“Common Shares”) of Ensign Energy Services Inc. (“Ensign”). The Swap Contracts are in respect of a notional amount of Common Shares representing 2.79% of the issued and outstanding Common Shares and were entered into from June 9 to June 12, 2020 at an average reference price of C$1.3194 per notional Common Share. The Swap Contracts have expiry dates ranging from June 9, 2021 to June 14, 2021. The Swap Contracts may only be settled by cash settlement and Fairfax does not have any right to physical settlement. The Swap Contracts provide Fairfax with economic results that are comparable to the economic ownership of the notional amount of Common Shares. None of the Swap Contracts give Fairfax direct or indirect voting, investment or dispositive control over any securities of Ensign or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of Ensign.

In addition to the Swap Contracts, Fairfax owns and controls (directly or indirectly) 15,486,600 Common Shares and C$11.05 million aggregate principal amount of convertible debentures convertible into 1,578,571 Common Shares. Assuming conversion of the convertible debentures, Fairfax owns and controls (directly and indirectly) Common Shares representing 10.76% of the issued and outstanding Common Shares.

Fairfax has acquired the Common Shares and Convertible Debentures for investment purposes, and in the future, it may discuss with management and/or the board of directors any of the transactions listed in clauses (a) to (k) of item 5 of Form F1 of National Instrument 62-103 — The Early Warning System and Related Take-over Bid and Insider Reporting Issues and it may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of Ensign, in such manner as it deems advisable to benefit from changes in market prices of Ensign securities, publicly disclosed changes in the operations of Ensign, its business strategy or prospects or from a material transaction of Ensign.

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or may be obtained directly from Fairfax upon request at the telephone number below.

Ensign’s head and registered office is located at 400, 5th Avenue SW, Calgary, Alberta T2P 0L6.

Fairfax is a holding company incorporated under the Canada Business Corporations Act which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946